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WRITER’S DIRECT DIAL NUMBER: (202) 508-4662
July 27, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Michelle Roberts

RE:	BB&T Re:BB&T Variable Insurance Funds (File Nos. 333-121205 and 811-21682) Preliminary Proxy Statement Filed July 16, 2010
Dear Ms. Roberts:
     I am writing on behalf of BB&T Variable Insurance Funds (the “Trust”) to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the preliminary proxy statement (the “Proxy Statement”) for BB&T Funds and the Trust filed with the Commission on July 16, 2010 pursuant to Rule 14a-6(a) under the Securities Act of 1933, as amended. You communicated these comments to me via telephone on July 26, 2010. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in the definitive Proxy Statement, which will be filed on or about July 27, 2010.
     Capitalized terms used in this letter have the same meanings given to them in the Proxy Statement unless otherwise indicated.
1.	Comment: In the section entitled “Introduction”, please describe which advisers are affiliated.

Response: The following disclosure has been added to the section entitled “Introduction”: “Sterling, BB&TAM and Scott & Stringfellow are subsidiaries of BB&T Corporation (“BB&T”) and, as such, are affiliated persons.”

2.	Comment: In the section entitled “Evaluation by the Board”, please consider using the phrase “outcome determinative” instead of “outcome determination.”

Response: The requested change has been made.

Ms. Roberts	July 27, 2010
3.	Comment: In the section entitled “Evaluation by the Board”, please affirmatively disclose whether the board relied on comparisons of the services rendered and amounts to be paid under the proposed advisory contracts with those of other investment advisory contracts.

Response: The following disclosure has been added to the section entitled “Evaluation by the Board”: “The Trustees’ review of the Proposed Agreements was essentially limited to the changes that would be involved in the replacement of BB&TAM by Sterling. Therefore, assessment of other matters (such as comparisons of the services rendered and amounts to be paid under the Proposed Agreements with those of other investment advisory contracts) was deferred to the Board’s annual contract approval meeting in August 2010. Disclosure regarding the 2010 annual approvals will be included in the Funds’ annual reports to shareholders.”

4.	Comment: In the last paragraph on page 14 of the Proxy Statement, please clarify whether the table which follows reflects fees paid by the Funds to Sterling or fees paid by Sterling to the Sub-Advisers.

Response: The last paragraph on page 14 of the Proxy Statement has been revised to read as follows: “In consideration for the services provided and expenses assumed under the Proposed Advisory Agreements, the Funds have agreed to pay Sterling the lesser of: (i) the fee set forth in the table below or (ii) such fee as may from time to time be agreed upon in writing by the applicable Trust and Sterling.” In addition, a new paragraph has been inserted at the top of page 16 of the Proxy Statement, which reads as follows: “In consideration for the services provided and expenses assumed under the Proposed Sub-Advisory Agreements on behalf of the Sub-Advised Funds between Sterling and each respective Sub-Adviser, Sterling has agreed to pay the respective Sub-Advisers the lesser of: (i) the fee set forth in the table below or (ii) such fee as may from time to time be agreed upon in writing by Sterling and the Sub-Adviser.”

5.	Comment: Please revise footnote #1 on page 15 of the Proxy Statement to indicate whether the contractual limitations will be continued following the reorganization.

Response: The first two sentences of footnote #1 on page 15 of the Proxy Statement have been revised to read as follows: “For the period February 1, 2010 through January 31, 2011, Sterling (with respect to the Sterling Fund) and BB&TAM (with respect to all other Funds) has contractually agreed to limit the management fees paid by the Funds listed below as follows. These contractual limitations will be continued following the Reorganization until January 31, 2011, at which time Sterling will determine whether to renew, revise or discontinue the limitations.”

6.	Comment: In footnotes #2 and #3 on page 15 of the Proxy Statement, the term “Adviser,” which was previously defined as Sterling Capital Management LLC, is used to refer to BB&TAM. Please clarify.

Ms. Roberts	July 27, 2010
Response: The term “Adviser” has been replaced with the term “BB&TAM” in footnotes #2 and #3 on page 15 of the Proxy Statement.

7.	Comment: On page 9 of the Proxy Statement, the Sterling Capital Small Cap Value Fund is defined as the “Sterling Fund.” Please confirm that the defined term is used consistently throughout the document.

Response: We have replaced the term “Sterling Capital Small Cap Value Fund” with the defined term whenever it appears, except where it appears in a table listing all the Funds.

8.	Comment: On page 19 of the Proxy Statement, please add the phrase “including fees paid thereunder” to the last sentence.

Response: The requested change has been made.

9.	Comment: On page 25 of the Proxy Statement, in the section entitled “Information about the Adviser and Sub-Advisers”, please describe the percentage basis of BB&T’s control of Sterling.

10.	Response: The following disclosure has been added to the section entitled “Information about the Adviser and Sub-Advisers”: “Since April 1, 2005, Sterling has operated as an independently managed subsidiary of BB&T, which holds a 70% ownership interest in Sterling. Following the Reorganization, Sterling will be a wholly owned subsidiary of BB&T.”
     The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement, and that Staff comments or changes in response to Staff comments with respect to the Trust’s Proxy Statement do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Proxy Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as a confirmation that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.
     If you have any further questions or comments, please do not hesitate to call me at (202) 508-4662.

Sincerely,

/s/ Melissa S. Gainor Melissa S. Gainor

cc:	Alan G. Priest, Esq. Alyssa Albertelli, Esq.